December 26, 2018

G. Bradley Cole
Chief Financial Officer
Genomic Health, Inc.
301 Penobscot Drive
Redwood City, CA 94063

       Re: Genomic Health, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2017
           Form 8-K filed on November 6, 2018
           File No. 000-51541

Dear Mr. Cole:

       We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 8-K filed on November 6, 2018

Exhibit 99.1, page 1

1. We note your presentation of Non-GAAP income (loss) from operations and Non-GAAP net income (loss) includes adjustments for certain research and development expenses recognized in connection with your activities associated with Biocartis. Please tell us how you determined these adjustments do not substitute individually-tailored income or expense recognition methods for those of GAAP. Refer to question 100.04 of the
      Division's Non-GAAP Financial Measures Compliance and Disclosure Interpretations.
2. Please tell us whether you have included the tax effects on the adjustments presented to arrive at Non-GAAP net income (loss). To the extent these adjustments are disclosed net of taxes, please revise to present the effect of income taxes as a separate adjustment and expand your disclosure to clearly explain how the tax effects of non-GAAP adjustments are calculated. Refer to Question 102.11 of the Division's Non-GAAP Financial Measures
      Compliance and Disclosure Interpretations.
 G. Bradley Cole
Genomic Health, Inc.
December 26, 2018
Page 2

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Brian McAllister at (202) 551-3341 or Craig Arakawa at
(202) 551-
3650 with any questions.



                                                          Sincerely,
FirstName LastNameG. Bradley Cole
                                                          Division of
Corporation Finance
Comapany NameGenomic Health, Inc.
                                                          Office of Beverages,
Apparel and
December 26, 2018 Page 2                                  Mining
FirstName LastName